FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 15th, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

15 February 2019

The Royal Bank of Scotland Group plc

Directorate Changes

The Royal Bank of Scotland Group plc (RBS) announces that Brendan Nelson will step down as the Chairman of the Group Audit Committee with effect from close of business on 31 March 2019, at which point Patrick Flynn will assume this role. Brendan will step down as a non-executive director of RBS with effect from the end of the 2019 Annual General Meeting.

Brendan will remain a non-executive Director on the Board of NatWest Markets Plc.

Howard Davies, Chairman of RBS, said:

"I would like to thank Brendan for his tremendous contribution to the Board of RBS since joining as a non-executive director in 2010.  During that time Brendan has chaired the Group Audit Committee and GRG Board Oversight Committee and served as a member of the Group Nominations and Governance Committee and Board Risk Committee.  Brendan's contribution to RBS has been extremely valuable, particularly his outstanding chairmanship of the Group Audit Committee through an unprecedented period of change following the financial crisis. The Board and the wider organisation have benefited from his extensive knowledge and experience and his presence will be greatly missed. We are pleased that we will continue to benefit from his advice as a director of NatWest Markets.

I am delighted that Patrick Flynn will succeed Brendan as Chairman of the Group Audit Committee.  Patrick has been a member of the Committee since June 2018 and is also currently Chairman of the NatWest Holdings Audit Committee. With Patrick's extensive background in banking and financial stewardship I am confident he will continue Brendan's excellent work as Chairman of the Group Audit Committee."

For further information contact:

RBS Media Centre +44 131 523 4205

Notes to Editors

Biographical Details

Patrick Flynn

Patrick Flynn joined the RBS Board in June 2018 and is a member of the Group Audit Committee, Board Risk Committee and Technology and Innovation Committee.  He is Chairman of the NatWest Holdings Audit Committee.

Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group from April 2009 to May 2017. Prior to that, he was Chief Financial Officer of HSBC Insurance from 2007 to 2009 and prior to that, from 2002 to 2007, was Chief Financial Officer of HSBC South America based in Brazil where he was responsible for HSBC's banking and insurance operations.

Patrick is a Chartered Accountant; a Fellow of the Institute of Chartered Accountants Ireland; and a member of the Association of Corporate Treasurers in the UK. He has served as a non-executive director on the boards of two listed former ING subsidiary entities, Voya Financial Inc (US), and of NN Group NV (Netherlands), to which he oversaw the preparation and completion of IPO's and their admission on to the New York and Amsterdam stock exchanges along with their full divestment from the ING Group. He was also the chairman of the audit committee of NN Group NV subsequent to its IPO.

LEI: 2138005O9XJIJN4JPN90

Date: 15th February 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary